UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


03025284


SEC MAIL
RECEIVED
PROCESSING
JUN 3 0 2003
WASH. D.C.
155
SECTION

FORM 11-K

/X/ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002 [NO FEE REQUIRED]

OR

// TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ________ to ________
Commission File Number: 0-23008

Valassis Communications, Inc. 401(k) Retirement Plan

Valassis Communications, Inc.
(Exact Name of Registrant
as Specified in its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	38-2760940 (IRS Employer Identification Number)

19975 Victor Parkway
Livonia, Michigan 48152
(address of principal executive offices)
Registrant's Telephone Number: (734) 591-3000

Valassis Communications, Inc. Employees' 401(k) Retirement Savings Plan

Financial Statements for the Years Ended December 31, 2002 and 2001, Supplemental Schedules for the Year Ended December 31, 2002 and Independent Auditors' Report

VALASSIS COMMUNICATIONS, INC.
EMPLOYEES' 401(k) RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

Deloitte & Touche LLP
Suite 900
600 Renaissance Center
Detroit, MI 48243-1895

Tel: (313) 396-3000
www.deloitte.com


Deloitte
& Touche

INDEPENDENT AUDITORS' REPORT

To the Trustees and Participants of
Valassis Communications, Inc.
Employees' 401(k) Retirement Savings Plan

We have audited the accompanying statements of net assets available for plan benefits of Valassis Communications, Inc. Employees' 401(k) Retirement Savings Plan (the "Plan") as of December 31, 2002 and 2001 and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at end of year and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. Such supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

June 10, 2003

VALASSIS COMMUNICATIONS, INC.
EMPLOYEES' 401(k) RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 2002 AND 2001

ASSETS	2002	2001
INVESTMENTS—At fair value:		
American Century Mutual Funds:		
American Century Growth Fund	$ 5,957,400	$ 7,584,867
American Century Select Fund	3,996,519	5,142,196
American Century Ultra Fund	5,675,865	6,981,416
American Century International Growth Fund	1,888,842	2,076,191
American Century Vista Fund	1,081,548	1,005,873
American Century Value Fund	2,388,909	1,974,691
American Century Strategic Allocation—Conservative Fund	32,595	
American Century Strategic Allocation—Moderate Fund	2,812,535	2,637,678
American Century Strategic Allocation—Aggressive Fund	11,469	
American Century Equity Index Fund	791,282	543,899
American Century Government Bond Fund	1,520,491	470,811
American Century Stable Asset Fund	6,064,619	4,786,472
American Century Brokerage Account	918,608	1,142,267
JP Morgan Small Company Opportunity Fund	228,826	276,033
Valassis Stock Fund	6,490,091	8,430,754
Participant loans receivable	1,266,660	1,205,179
Total investments	41,126,259	44,258,327
Assets transferred in (VRMS)	1,266,226	
Contributions receivable—employee	16,205	141,595
Contributions receivable—employer	160,403	241,313
NET ASSETS AVAILABLE FOR PLAN BENEFITS	$42,569,093	$44,641,235

See notes to financial statements.

VALASSIS COMMUNICATIONS, INC.
EMPLOYEES' 401(k) RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
ADDITIONS:		
Employee contributions	$ 5,117,148	$ 5,022,498
Employer contributions	160,403	241,313
Interest and dividend income from investments	520,549	356,255
Interest from employee loans	91,262	97,373
Total additions	5,889,362	5,717,439
DEDUCTIONS:		
Benefit payments	2,036,378	1,634,681
Administrative fees	32,617	32,679
Hardship and other withdrawals	26,478	21,429
Total deductions	2,095,473	1,688,789
NET REALIZED AND UNREALIZED (DEPRECIATION) APPRECIATION IN FAIR VALUE OF INVESTMENTS:		
Valassis Stock Fund	(1,175,637)	1,157,755
Mutual funds and brokerage account	(5,956,620)	(4,563,261)
NET (DECREASE) INCREASE	(3,338,368)	623,144
NET ASSETS AVAILABLE FOR PLAN BENEFITS—Beginning of year	44,641,235	44,018,091
NET ASSETS TRANSFERRED IN	1,266,226	
NET ASSETS AVAILABLE FOR PLAN BENEFITS—End of year	$42,569,093	$44,641,235

See notes to financial statements.

1. THE PLAN

The following brief description of Valassis Communications, Inc. Employees' 401(k) Retirement Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to Plan documents for more complete information.

The Plan was established under the provisions of Section 401(k) of the Internal Revenue Code.

Participants—Employees of Valassis Communications, Inc. ("Valassis" or the "Company") may become participants upon date of hire. In addition, on December 31, 2002, the Valassis Relationship Marketing Systems, LLC 401(k) Retirement Plan was merged into the Plan. As a result, assets in the amount of $1,266,226 were transferred into the Plan on December 31, 2002.

Participant's Contributions—A participant may contribute a self-determined portion of their compensation to the Plan. Internal Revenue Service ("IRS") guidelines specify the maximum amount that an employee can elect to defer for any taxable year in which the employee participated in the Plan adjusted for inflation in subsequent years. The inflation adjusted amounts were $11,000 for 2002 and $10,500 for 2001.

Employer Contributions—The Plan allows for an employer match of 25%, payable with Valassis stock on each participant's annual contributions to the Plan that are invested in Valassis stock at the end of the year. The Company's annual contribution of Valassis stock is limited to an aggregate maximum of 50,000 shares. Employer contributions for the years ended December 31, 2002 and 2001 amounted to $160,403 and $241,313, respectively.

Participant Loans Receivable—The Plan permits participants to obtain loans up to $50,000, but limited to no more than 50% of the value of the participant's account. This limit is imposed on the combined total of all loans from all retirement plans. Loan applications must be approved by the Plan committee and are not available to highly compensated employees, officers or shareholders in amounts greater than those available to other employees. Loan terms are limited to five years unless the borrower provides proof that the loan is for the purchase of a residence, in which case the Plan administrator may extend the term. Interest rates are established at the prime rate, as determined by the Plan administrator, as of the beginning of the month in which the loan originates.

Forfeitures—Voluntary employee contribution accounts are nonforfeitable at all times. However, the nonvested portion of the employer contribution is forfeitable. Forfeited amounts revert to the Company and may be used to offset future contributions. Vesting of employer contributions is described below.

Allocations—As of each valuation date, a participant's account is adjusted to reflect the net change in the investment options selected by the participants, including investment appreciation or depreciation for that period.

Withdrawals—A participant may withdraw an amount from their account due to hardship, as defined in the Plan. Generally, hardship withdrawals are limited to the purchase of a primary residence, and education or medical expenses.

Terminations—The normal retirement age defined by the Plan is 62. Upon normal retirement or death, the entire balance of the participant's account becomes payable to the participant or his beneficiary. All benefits are payable in a lump sum amount.

Valuation of Investments—The Plan's mutual fund investments are stated at fair value based upon net asset values on the last day of the Plan year. The participant loans receivable are carried at the unpaid principal balance which approximates fair value.

Management Estimates—The Plan invests in various securities including U.S. Government securities, corporate debt instruments and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

Vesting—Employee contributions are vested 100% at the time they are made.

Employer contributions are vested in accordance with the following schedule:

Years of Service	Percentage
1	20%
2	40
3	60
4	80
5	100

2. TERMINATION OF THE PLAN

In the event of the complete termination of the Plan, the balance in the participant's account will be distributed in cash to the participant, either in a lump sum or in installments, at the discretion of the Trustees who administer the Plan.

3. INTERNAL REVENUE SERVICE STATUS

The IRS has issued a favorable letter of determination which indicated the Plan conformed to the requirements of Section 401(a) of the Internal Revenue Code (the "Code") and the trust, therefore, is exempt from federal income tax under Section 501(a) of the Code. Once qualified, the Plan is required to operate in conformity with the Code and ERISA to maintain its tax-exempt status. The Plan sponsor is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

4. SUBSEQUENT EVENT

Effective January 1, 2003, all assets from the Valassis Communications, Inc. Employees' Profit Sharing Plan were merged into the Valassis Communications, Inc. Employees' 401(k) Retirement Savings Plan to form The Valassis Employees' Retirement Savings Plan. The assets merged over from Fidelity Management and Trust company on January 2, 2003, consisted of cash, shares of stock in Fidelity Magellan, Fidelity Puritan and Valassis Communications, Inc. stock, all transferred in-kind. Other assets transferred over from the profit sharing plan included loans receivable, the cash surrender values of insurance contracts and an employer contribution receivable. The total value of profit sharing plan assets transferred was $61,817,022.

* * * * * *

SUPPLEMENTAL SCHEDULES

VALASSIS COMMUNICATIONS, INC.
EMPLOYEES' 401(k) RETIREMENT SAVINGS PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
DECEMBER 31, 2002

Identity of Issuer, Borrower, Lessor or Similar Party (b)	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (c)	Current Value (e)
American Century Mutual Funds:		
American Century Growth Fund	413,135 shares	$ 5,957,400
American Century Select Fund	140,229 shares	3,996,519
American Century Ultra Fund	267,982 shares	5,675,865
American Century International Growth Fund	2,960,057 shares	1,888,842
American Century Vista Fund	123,183 shares	1,081,548
American Century Value Fund	401,497 shares	2,388,909
American Century Strategic Allocation—Conservative Fund	6,721 shares	32,595
American Century Strategic Allocation—Moderate Fund	535,721 shares	2,812,535
American Century Strategic Allocation—Aggressive Fund	2,085 shares	11,469
American Century Equity Index Fund	224,796 shares	791,282
American Century Government Bond Fund	135,879 shares	1,520,491
American Century Stable Asset Fund	6,064,619 shares	6,064,619
JP Morgan Small Company Opportunity Fund	32,504 shares	228,826
American Century Brokerage Account	918,608 shares	918,608
Valassis Stock Fund	220,446 shares	6,490,091
Participant loans receivable	$1,266,660 par value, interest ranging from 4.25% to 9.5%	1,266,660
TOTAL		$41,126,259

VALASSIS COMMUNICATIONS, INC.
EMPLOYEES' 401(k) RETIREMENT SAVINGS PLAN

SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 2002

Identity of Party Involved (a)	Description of Asset (Including Interest Rate and Maturity in Case of a Loan) (b)	Purchase Price (c)	Selling Price (d)	Cost of Asset (g)	Current Value of Asset on Transaction Date (h)	Net Gain or (Loss) (l)
Category iii) A series of transactions involving securities of the same issue which, when aggregated, involve an amount in excess of 5% of the current value of plan assets—						
Valassis Communications, Inc.	Valassis Stock Fund:					
	Purchases	$ 2,488,350	$ -	$ 2,488,350	$2,488,350	$ -
	Sales		3,196,817	2,667,415	3,196,817	529,402

There were no category ii) or iv) reportable transactions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the undersigned has duly caused this annual report to be signed on behalf of the Plan by the undersigned thereunto duly authorized in the City of Livonia, State of Michigan on June 27, 2003.

Valassis Communications, Inc.
Employees' 401(k) Retirement Savings Plan

By: 

Robert L. Recchia, Chief Financial Officer and
Plan Administrator

Deloitte & Touche LLP
Suite 900
600 Renaissance Center
Detroit, MI 48243-1895

Tel: (313) 396-3000
www.deloitte.com

Exhibit 23

Deloitte & Touche

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 33-00024 of Valassis Communications, Inc. on Form S-8 of our report dated June 10, 2003, appearing in this Annual Report on Form 11-K of Valassis Communications, Inc. Employees' 401(k) Retirement Savings Plan for the year ended December 31, 2002.

Deloitte & Touche LLP

Detroit, Michigan
June 27, 2003

EXHIBIT 99.1

CERTIFICATION PURSUANT TO
18 U.S.C. 1350
(SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002)

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned officer of Valassis Communications, Inc. (the "Company"), does hereby certify, to the best of his knowledge and belief that:

(1) The Annual Report for the Valassis Communications, Inc. Employees' 401(k) Retirement Savings Plan (the "Plan") on Form 11-K for the year ended December 31, 2002 (the "Report") fully complies with the requirements of Section 13(a) or (15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects the financial condition and results of operations of the Plan.



Dated: June 27, 2003

Alan F. Schultz
Chief Executive Officer

EXHIBIT 99.2

CERTIFICATION PURSUANT TO
18 U.S.C. 1350
(SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002)

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned officer of Valassis Communications, Inc. (the "Company"), does hereby certify, to the best of his knowledge and belief that:

(1) The Annual Report for the Valassis Communications, Inc. Employees' 401(k) Retirement Savings Plan (the "Plan") on Form 11-K for the year ended December 31, 2002 (the "Report") fully complies with the requirements of Section 13(a) or (15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects the financial condition and results of operations of the Plan.



Dated: June 27, 2003

Robert L. Recchia
Chief Financial Officer and
Plan Administrator



19975 Victor Parkway
Livonia, MI 48152
Tel 734.591.3000

June 27, 2003

Securities & Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549-1004

ATTN: Filing Desk, Mail Stop 1-4

Dear Sir or Madam:

Enclosed you will find Valassis Communications, Inc. 401(k) Retirement Plan's Form 11-K for the year ended December 31, 2002.

Thank you for your assistance. Please contact me at the above number or mitzels@valassis.com if you have any questions.

Sincerely,

VALASSIS

Steven Mitzel
Assistant Controller


SEC MAIL PROCESSING
RECEIVED
JUN 3 0 2003
WASH. D.C. 155 SECTION